Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

June 28, 2012

Commodities Currencies Equities Fixed Income Ipath Exchange Traded Notes The Basics of VIX Futures ETNs About iPath® VIX Futures Exchange Traded Notes (ETNs): VXX and VXZ Since their introduction in early 2009, the iPath VIX Futures Exchange Traded Notes, VXX and VXZ, have gained prominence as vehicles to access US equity market volatility and have made this previously difficult to implement exposure available to investors in one trade. The following will provide information on the VIX Index as a measure of US equity market volatility, methodologies and profiles of the Standard & Poor’s VIX Futures Indexes designed to reflect VIX Index futures returns, and ways investors may use the iPath VXX and VXZ ETNs to express their views on US equity market volatility. Barclays

Investment thesis: Access to volatility Volatility has historically demonstrated a negative correlation to the performance of US equity markets in periods of market weakness. The iPath VIX Futures ETNs (VXX and VXZ): Seek to provide investors with efficient access to volatility in the US equity markets. May potentially be a suitable component of a balanced portfolio, for use in short-term risk mitigation or as an investment based on an expected decline in the US equity markets. Investment instrument: iPath VIX Futures ETNs iPath® S&P 500 VIX Short-Term Futures™ ETN (VXX) and iPath® S&P 500 VIX Mid-Term Futures™ ETN (VXZ) are linked to the performance of the S&P 500 VIX Short-Term Futures™ Index Total Return and S&P 500 VIX Mid-Term Futures™ Index Total Return (the “Indexes”). The Indexes are designed to provide access to equity market volatility through the CBOE Volatility Index® (“VIX Index”) futures. Each Index is intended to reflect the returns potentially available through an unleveraged position in the futures contract or contracts on the VIX Index, plus the rate of interest that could be earned on reinvestment into the Index of the return on the notional value of the relevant Index based on the 3-month US Treasury rate. Returns on the ETNs will be based on the performance of the Index to which each series of ETNs is linked, less an investor fee (and, in the case of early redemption, a redemption charge). Platform: iPath ETNs overview iPath ETNs seek to deliver hard-to-access or innovative market exposures in a convenient and operationally efficient format. Daily liquidity is supported by a holder daily redemption right whereby Barclays Bank PLC, as issuer, will redeem the iPath ETNs at the holder’s election (subject to the procedures described in the relevant prospectus), and intraday execution of trades for the iPath ETNs may be supported by dedicated market makers on the NYSE Arca Exchange. iPath ETNs have over $6 billion in assets under management and include exposures across commodities, equities, fixed income, foreign exchange, alternative investments and investment strategies.1 1. Source: Barclays, as of 3/12.

Volatility exposure

THE VIX INDEX

- The VIX Index is designed to measure the market's expectations of volatility in large cap US stocks over the next 30-day period. The VIX Index is calculated from the prices of a weighted blend of call and put options on the S&P 500® Index. The VIX Index is not an investable index itself.
- The VIX Index is published by the Chicago Board of Options Exchange (CBOE), and the daily levels of the VIX Index have been calculated from January 1, 1990, onwards.
- The VIX Index historically tends to increase during periods of equity market decline and to decrease during periods of equity market growth (i.e., it tends to be negatively correlated to the performance of US equity markets).
- An example of this historically negative correlation can be seen by comparing the VIX Index against the S&P 500® Index, as shown in Figure 1.[2] Figure 1 shows that the negative correlation between VIX Index and S&P 500® Index is convex: the positive VIX returns during equity downturns tend to be on average greater than the negative VIX returns during trending equity markets.[3]

Figure 1: VIX Index's Historical Negative Correlation to S&P 500® Index



Average VIX Index Returns (%)
30
25
20
15
10
5
0
-5
-10
-15
-20
29%
19%
14%
4%
-3%
-10%
-12%
-17%
Less than -6%
-6% to -4%
-4% to -2%
-2% to 0%
0% to 2%
2% to 4%
4% to 6%
Greater than 6%
S&P 500® Index Daily Returns
VIX ↑ S&P ↓
VIX ↓ S&P ↑

Sources: Bloomberg, Barclays; 1/92–12/11.

Past performance is not indicative of future results.

2. Sources: Bloomberg, Barclays.
3. Returns from 1/92 to 12/11, using weekly data points.

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VIX FUTURES AND THE S&P VIX FUTURES INDEXES In response to investor demand for tradable products, futures on the VIX Index were listed on the CBOE Futures Exchange in late March 2004. Standard & Poor’s developed two benchmark futures indexes, the S&P 500 VIX Short-Term FuturesTM Index Total Return and the S&P 500 VIX Mid-Term FuturesTM Index Total Return, reflecting the returns of rolling futures positions in the VIX Index. These two Indexes form the underlying reference for the VXX ETNs and VXZ ETNs. UNDERLYING EXPOSURES OF THE S&P VOLATILITY INDEXES Basic index structure The Indexes are designed to reflect the returns of an unleveraged investment in futures contracts on the VIX Index, as well as the interest return on a hypothetical, fully collateralized position in such futures at the 3-month US Treasury bill rate (Figure 2). Interest accrued at the 3-month US Treasury bill rate and returns on the futures positions on the VIX Index are reinvested into the Index on a daily basis. Figure 2: Index return components Futures maturities and roll mechanism The S&P 500 VIX Short-Term FuturesTM Index Total Return offers exposure to a daily rolling long position in the first and second month VIX futures contracts. On each business day, a fraction of the first month VIX futures holding is sold and an equal notional amount of the second month future is bought, maintaining a constant weighted average maturity of one month. The S&P 500 VIX Mid-Term FuturesTM Index Total Return offers exposure to a daily rolling long position in the fourth, fifth, sixth and seventh month VIX futures contracts. On each business day, a fraction of the fourth month VIX futures holding is sold and an equal notional amount of the seventh month future is bought, maintaining a constant weighted average maturity of five months. ROLL YIELD AND FUTURES MARKET TERM STRUCTURE Roll yield The Indexes consist of a daily rolling long position in futures contracts on the VIX Index with specified maturities. This rolling process generates a “roll yield”—either positive or negative—that causes indexes linked to futures contracts on the VIX Index to have different returns than the VIX Index itself. Futures prices: Contango and backwardation Prices for futures contracts on the VIX Index reflect market expectations of future volatility, which may be higher or lower than the current (spot) level of the VIX Index. If a significant number of market participants expect future volatility to increase, the prices for futures contracts on the VIX Index with longer-dated maturities will generally be higher than the prices for futures contracts with shorter-dated maturities. In such situations, the futures markets are said to be in contango. If, conversely, market participants anticipate a reduction in volatility, the prices for futures contracts with longer- dated maturities will be lower than the prices for futures contracts with shorter-dated maturities. In such situations, the futures markets are said to be in backwardation. Short-term deposit Collateralized futures US 3-Month Treasury Return 100% VIX Futures Return 100%

Impact of market expectations on futures prices

- The market for futures contracts for the VIX Index tends to trade in contango during low volatility periods. As shown in Figure 3, differences in prices for futures contracts are more significant between futures contracts with shorter-dated maturities than between futures contracts with longer-dated maturities. As such, a rolling position in contracts with shorter-dated maturities during sustained low volatility periods may significantly decline in value over time due to negative roll yield.
- Conversely, during comparatively high volatility periods,the futures contracts for the VIX Index tend to trade in backwardation, and the futures contracts with shorter-dated maturities tend to be priced higher than futures contracts with longer-dated maturities (Figure 4). As such, a rolling position in futures contracts with shorter-dated maturities in particular may result in positive roll yield, which in turn may generate higher returns for futures positions on the VIX Index.

Figure 3: Prices for futures contracts on the VIX Index during low volatility environments 6/07–2/08


Futures Price
17
16
15
14
13
12
6/07
7/07
8/07
9/07
10/07
11/07
12/07
1/08
2/08

Source: Bloomberg. **Past performance does not guarantee future results.**

Figure 4: Prices for futures contracts on the VIX Index during high volatility environments 12/08–9/09


Futures Price
60
55
50
45
40
35
30
12/08
1/09
2/09
3/09
4/09
5/09
6/09
7/09
8/09
9/09

Source: Bloomberg. **Past performance does not guarantee future results.**

RETURN PROFILE OF THE INDEXES

Volatility of volatility. Over the short term, market expectations of volatility can fluctuate significantly. The VIX Index and the Indexes may potentially show large daily changes, particularly in times of crisis.

Mean reversion. Unlike other asset classes, there is no expected long-term overall increase or decrease in the level of the VIX Index; instead it is expected to ultimately retract from any highs or lows that it may experience.

Return distributions

- Equity volatility levels tend to react to market crisis and stress events by spiking up precipitously. As a result, it is possible that the levels of the VIX Index or the Indexes may increase substantially during periods of market crisis. However, there is no guarantee that any such increases in the level of the VIX Index or the Indexes will occur in these circumstances or be sustained in the medium or long term.
- Additionally, any reduction in volatility levels tends to be gradual and is accompanied by a measured return in market confidence. As a result, it is possible that the distribution of returns on an investment in volatility in the equity markets may demonstrate a positive skew. A distribution of returns is "positively skewed" when large increases in returns are recorded, but correspondingly large decreases in returns are not recorded. An investment that has a positively skewed return distribution may nevertheless demonstrate sustained periods of decline during any period or may experience an overall decline in value in the long term.

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Investor applications PORTFOLIO USE AS PART OF AN INVESTMENT PROGRAM A return profile designed to complement the equity component of a portfolio. Equity returns tend to have an asymmetric risk profile, and with greater “tail risk” on the downside than on the upside, meaning that the risk of a significant decline in the equity investment tends to be higher than the possibility of a comparable gain on such investment. Conversely, returns on an investment in the volatility of the equity markets may be positively skewed. As such, the possibility of recording a large increase in the level of the Indexes during a market downturn may be higher than the possibility of recording a comparatively large decrease in the level of the Indexes during a market upturn, although the level of the Indexes may nevertheless demonstrate sustained periods of decline during any period or may experience an overall decline in the long term. Combined with the negative correlation between the performance of the S&P 500® Index and the Indexes, investors may be able to achieve an improved distribution of returns on their investments by including equity volatility into a broad equity portfolio. SHORT-TERM TRADING Tactical allocations. If investors seek to use allocation strategies that differentiate between low and high volatility environments in building their investment portfolio, investors may be able to enhance returns on their investments. Short-term tactical allocations may be facilitated by a liquid intraday market. The ETNs are listed on the NYSE Arca exchange, which may facilitate intraday trading. Daily liquidity is supported by a holder redemption right whereby Barclays Bank PLC, will redeem the ETNs at the holder’s election (subject to a minimum redemption amount of 25,000 and the procedures specified in the relevant prospectus). The ETNs may also be subject to short sales through standard prime brokerage arrangements. iPATH VOLATILITY ETNs iPath Volatility ETNs are designed to provide investors with access to equity market volatility through a liquid investment, and may be used as short-term tactical vehicles to express views on the direction of volatility or as customizable solutions to manage or hedge risk in a portfolio.

Selected Risk Considerations

An investment in the iPath ETNs described herein (the "ETNs") involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. **The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.**

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

The Performance of the Underlying Indices Are Unpredictable: An investment in the ETNs is subject to risks associated with fluctuations, particularly a decline, in the performance of the underlying index. Because the performance of such index is linked to futures contracts on the CBOE® Volatility Index (the "VIX Index"), the performance of the underlying index will depend on many factors including, the level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of the underlying index. Additional factors that may contribute to fluctuations in the level of such index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500® Index, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® Index and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets.

Your ETNs Are Not Linked to the VIX Index: The value of your ETNs will be linked to the value of the underlying index, and your ability to benefit from any rise or fall in the level of the VIX Index is limited. The index underlying your ETNs is based upon holding a rolling long position in futures on the VIX Index. These futures will not necessarily track the performance of the VIX Index. Your ETNs may not benefit from increases in the level of the VIX Index because such increases will not necessarily cause the level of VIX Index futures to rise. Accordingly, a hypothetical investment that was linked directly to the VIX Index could generate a higher return than your ETNs.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC, assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

"Standard & Poor's®", "S&P®", "S&P 500®", "Standard & Poor's 500™", "S&P 500 VIX Short-Term Futures™", and "S&P 500 VIX Mid-Term Futures™" are trademarks of Standard & Poor's Financial Services LLC ("S&P") and have been licensed for use by Barclays Bank PLC. "VIX" is a registered trademark of the Chicago Board Options Exchange, Incorporated ("CBOE"), and has been licensed for use by S&P. The ETNs are not sponsored, endorsed, sold or promoted by S&P or the CBOE. S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs or in the ability of either index to track market performance.

©2010-2012 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 4014_R3_v03MW_6/12

Not FDIC Insured • No Bank Guarantee • May Lose Value

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1-877-764-7284 www.iPathETN.com iP-0560-0612 Barclays